December 20, 2024

Thomas Chen
Chief Executive Officer
NeOnc Technologies Holdings, Inc.
2 Dole Drive
Westlake Village, CA 91362

       Re: NeOnc Technologies Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 10, 2024
           CIK No. 0001979414
Dear Thomas Chen:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1.     We note your disclosure on the cover page, and elsewhere, that the
Advisor    will
       exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M[.]
       We also note your disclosure on page 204 that the Advisor will be entitled to a fee upon the successful consummation of the Direct Listing and will be granted thirty thousand shares (30,000) in unrestricted stock at the effective date of this offering at
       the direct listing price[,]    and that the Advisor will be    paid up
to $100,000 for fees
       and expenses of legal counsel and other out-of-pocket expenses plus the costs
 December 20, 2024
Page 2

       associated with the use of a third-party electronic road show service (such as
       NetRoadShow).    Please explain to us how the    third-party electronic
road show
       service    will be utilized in the Direct Listing. Additionally, please explain whether
       your disclosure of the Advisor   s fee upon the successful consummation
of the Direct
       Listing, the granting of the 30,000 shares in unrestricted stock at the effective date,
       and the use of the    third-party electronic road show service    is
consistent with your
       disclosure that the Advisor    will exercise any consultation rights
only to the extent
       that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M[.]
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Thomas J. Poletti, Esq.